Exhibit 99.5

CISCO SYSTEMS, INC.

RESTRICTED STOCK UNIT ASSUMPTION AGREEMENT

Dear [Field: Full Name]:

As you know, on December 4, 2009 (the “Closing Date”) Cisco Systems, Inc. (“Cisco”) acquired ScanSafe, Inc., (the “Acquisition”) pursuant to the Agreement and Plan of Merger by and among Cisco Systems, Inc., St. Andrews Merger Corp., ScanSafe, Inc., and the Shareholders’ Agent dated as of October 22, 2009 (the “Merger Agreement”). On the Closing Date you held one or more outstanding restricted stock unit awards to acquire shares of ScanSafe, Inc., common stock granted to you under the 2009 Equity Incentive Plan of ScanSafe, Inc. (the “Plan”). Pursuant to the Merger Agreement, on the Closing Date, Cisco assumed all obligations of ScanSafe, Inc., under your outstanding restricted stock unit award (or restricted stock unit awards). This Restricted Stock Unit Assumption Agreement (the “Agreement”) evidences the terms of Cisco’s assumption of a restricted stock unit award (or restricted stock unit awards) to acquire ScanSafe, Inc. common stock granted to you under the Plan (the “ScanSafe, Inc. RSU(s)”), and documented by a restricted stock unit agreement (or restricted stock unit agreements) and any amendment(s) and/or restricted stock unit assumption agreements entered into by and between you and ScanSafe, Inc., (the “RSU Agreement(s)”), including the necessary adjustments for assumption of the ScanSafe, Inc. RSU(s) that are required by the Acquisition.

The table below summarizes your ScanSafe, Inc. RSU(s) immediately before and after the Acquisition:

Employee ID [Field: Employee ID]

Grant Date [Field: Grant Date]

Type of Award [Field: Grant Type]

Cisco Number of Shares [Field: Shares Granted]

Original Number of Shares [Field: Acquisition Shares]

Vesting Commencement Date [Field: Vest Start Date]

The post-Acquisition adjustments are based on the Exchange Ratio of [Field: Acquisition Ratio] as determined in accordance with the terms of the Merger Agreement, and are intended to preserve immediately after the Acquisition the aggregate fair market value of the underlying shares immediately prior to the Acquisition. The number of shares of Cisco common stock subject to your assumed ScanSafe, Inc. RSU(s) was determined by multiplying the Exchange Ratio by the number of shares remaining subject to your ScanSafe, Inc. RSU(s) on the Closing Date and rounding the resulting product down to the next whole number of shares of Cisco common stock.

Unless the context otherwise requires, any references in either of the Plan and the RSU Agreement(s) to: (i) the “Company” or the “Corporation” means Cisco, (ii) “Stock,” “Common Stock” or “Shares” means shares of Cisco common stock, (iii) the “Board of Directors” or the “Board” means the Board of Directors of Cisco and (iv) the “Committee” means the Compensation and Management Development Committee of the Board of Directors of Cisco. All references in the RSU Agreement(s) and the Plan relating to your status as an employee or consultant of ScanSafe, Inc., will now refer to your status as an employee of Cisco or any present or future Cisco subsidiary.

The vesting commencement date, vesting schedule and expiration date of your assumed ScanSafe, Inc. RSU(s) remain the same as set forth in the RSU Agreement(s) (in this respect, please note that any discussion of terms (including vesting acceleration) in any employment offer letter (whether from Cisco, ScanSafe, Inc., or any other related employer) is explanatory in nature and will not result in duplication of benefits (including vesting) with respect to your assumed ScanSafe, Inc. RSU(s)) but with the number of shares subject to each vesting installment adjusted to reflect the effect of the Acquisition. Vesting of your assumed ScanSafe, Inc. RSU(s) will be suspended during all leaves of absence in accordance with Cisco’s policies. All other provisions which govern either the settlement or the termination of your assumed ScanSafe, Inc. RSU(s) remain the same as set forth in the RSU Agreement(s), and the provisions of the RSU Agreement(s) will govern and control your rights under this Agreement to acquire shares of Cisco common stock, except as expressly modified by this Agreement, the Merger Agreement or otherwise in connection with the Acquisition. Upon termination of your employment with Cisco, or any present or future Cisco subsidiary, your assumed ScanSafe, Inc. RSU(s) will immediately expire.

Nothing in this Agreement or the RSU Agreement(s) interferes in any way with your right and your employer’s right, which rights are expressly reserved, to terminate your employment at any time for any reason. Future stock awards, if any, that you may receive from Cisco will be governed by the terms of the Cisco plan under which such stock awards are granted, and such terms may be different from the terms of your assumed ScanSafe, Inc. RSU(s).

Until Cisco’s Stock Administration Department is in receipt of your understanding and acceptance of this Agreement (which can be accomplished electronically by following the instructions under the heading of Acknowledgment below) your Cisco account will not be activated and your assumed ScanSafe, Inc. RSU(s) will not be released. If you have any questions regarding this Agreement or your assumed ScanSafe, Inc. RSU(s), please contact              at             .

CISCO SYSTEMS, INC.

By:	/s/ Mark Chandler
Mark Chandler
Corporate Secretary

ACKNOWLEDGMENT

[Field: Full Name] acknowledges that clicking on the I Agree button constitutes acceptance and agreement to be bound by the terms of this Agreement, as well as understanding and agreement that all rights and liabilities with respect to the assumed ScanSafe, Inc. RSU(s) listed on the table above are hereby assumed by Cisco and are as set forth in the RSU Agreement(s) for such assumed ScanSafe, Inc. RSU(s), the Plan (as applicable) and this Restricted Stock Unit Assumption Agreement.

ATTACHMENTS

Exhibit A - Form S-8 Prospectus